State of Alaska

Division of Mining, Land and Water

MULTI-YEAR 2007 - 2009
MISCELLANEOUS LAND USE PERMIT
FOR HARDROCK EXPLORATION & RECLAMATION

PERMIT # 9870

The Alaska Department of Natural Resources, Division of Mining, Land, & Water, in accordance with and subject to the requirements and general stipulations of Alaska Statute 27.19 (Reclamation), Alaska Statute 38.05 (Alaska Land Act); and Alaska Administrative Code Title 11, Chapter 86 (Mining Rights), Chapter 96 (Miscellaneous Land Use), and Chapter 97 (Mining Reclamation) does hereby grant a Miscellaneous Land Use Permit to:

AVALON DEVELOPMENT CORP.
PO BOX 80268
FAIRBANKS AK 99708

RUBICON MINERALS, CORP.
1350-800 WEST PENDER
VANCOUVER, BC V6C 2V6 CANADA

EVANCHAN ALASKA, LTD.
99 GEORGE ST., 3RD FLOOR
TORONTO ONTARIO M5A 2N4 CANADA

This permit is for activities upon State managed lands described in the following mineral locations only: See **Attached List.** All activities are subject to the Terms of Permit attached hereto and made a part hereof. Mining/Exploration activities may only be conducted on mineral locations listed in this authorization.

You have submitted a Letter of Intent to do Reclamation and are exempt from reclamation bonding. In accordance with AS 27.19.050(c), you are required to file an Annual Reclamation Statement by December 31st.

Effective dates of this permit shall be 5/15/2007 through 12/31/2009, unless sooner revoked for cause.

Changes to the originally permitted activity as described in Annual Placer Mining Application # 9870 shall be submitted to this office in writing and approved in advance before such work can begin.

Approved: [signature] Date: 5/1/07

Jack Kerin
Permitting/Field Operations